Filed pursuant to Rule 253(g)(2)

File No. 024-10990

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED AUGUST 5, 2019

(To the offering circular dated july 24, 2019 and qualified on July 31, 2019)

Hemp Naturals, INC.

(Exact name of registrant as specified in its charter)

Date: August 5, 2019

Delaware	3990	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

Telephone: 347-301-8431

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.hempofnaturals.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Hemp Naturals, Inc. (the "Company," "we," "us," or "our") dated July 24, 2019 and qualified by the Commission on July 31, 2019 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.07 per share. We will have approximately 401,424,573 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

OFFERING CIRCULAR SUPPLEMENT DATED AUGUST 5, 2019

UP TO A MAXIMUM OF 71,428,571 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.07	None	Up to Maximum of $5,000,000